UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CONRAD INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

208305102 (CUSIP Number)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208305102

1)	Name of Reporting Person Katherine C. Court I.R.S. Identification No. of Above Person (entities only) N/A
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3)	SEC Use Only
4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 1,511,826* (6) Shared Voting Power 0 (7) Sole Dispositive Power 1,511,826* (8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,826*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11)	Percent of Class Represented by Amount in Row (9) 20.9%**
12)	Type of Reporting Person (See Instructions) IN

*	Includes 459,161 shares held by The Katherine Conrad Court Trust and 275,497 shares held by The James Patrick Court Trust. Ms. Court exercises sole voting and investment power over these shares as Trustee for each of these trusts.
**	Based upon 7,235,954 shares of Common Stock reported issued and outstanding as of January 21, 2005.

CUSIP No. 208305102

1)	Name of Reporting Person The Katherine Conrad Court Trust I.R.S. Identification No. of Above Person (entities only) N/A
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3)	SEC Use Only
4)	Citizenship or Place of Organization State of Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 459,161 (6) Shared Voting Power 0 (7) Sole Dispositive Power 459,161 (8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 459,161
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11)	Percent of Class Represented by Amount in Row (9) 6.3%*
12)	Type of Reporting Person (See Instructions) OO (Trust)

*	Based upon 7,235,954 shares of Common Stock reported issued and outstanding as of January 21, 2005.

Item 1	(a).	Name of Issuer: Conrad Industries, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 1100 Brashear Avenue, Suite 200 Morgan City, Louisiana 70381

Item 2	(a).

Name of Person Filing:

1.      Katherine C. Court

2.      The Katherine Conrad Court Trust

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” In connection with the filing of this Amendment No. 2 to Schedule 13G, the Reporting Persons have executed the Joint Filing Agreement attached as Exhibit A hereto.

Item 2	(b).	Address of Principal Business Office (for all Reporting Persons): 1100 Brashear Avenue, Suite 200 Morgan City, Louisiana 70381

Item 2	(c).	Citizenship: 1. Katherine C. Court - United States of America 2. The Katherine Conrad Court Trust - State of Louisiana

Item 2	(d).	Title of Class of Securities: Common Stock, $0.01 par value

Item 2	(e).	CUSIP Number: 208305102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Act

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G)

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

1. Katherine C. Court:

	(a)	Amount Beneficially Owned 1,511,826*

	(b)	Percent of Class 20.9%**

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote 1,511,826*

		(ii)	shared power to vote or to direct the vote 0

		(iii)	sole power to dispose or to direct the disposition of 1,511,826*

		(iv)	shared power to dispose or to direct the disposition of 0

2. The Katherine Conrad Court Trust:

	(a)	Amount Beneficially Owned 459,161

	(b)	Percent of Class 6.3%**

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote 459,161

		(ii)	shared power to vote or to direct the vote 0

		(iii)	sole power to dispose or to direct the disposition of 459,161

		(iv)	shared power to dispose or to direct the disposition of 0

*       Includes 459,161 shares held by The Katherine Conrad Court Trust and 275,497 shares held by The James Patrick Court Trust. Ms. Court exercises sole voting and investment power over these shares as Trustee for each of these trusts.

**     Based upon 7,235,954 shares of Common Stock reported issued and outstanding as of January 21, 2005.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Of the securities reported by Katherine C. Court in response to Item 4, The James Patrick Court Trust, of which Ms. Court is the Trustee, has the right to receive dividends from, and the proceeds from the sale of, 275,497 shares, which is less than 5% of the class of subject securities. In addition, as reported in Item 4, The Katherine Conrad Court Trust, of which Ms. Court is the Trustee, has the right to receive dividends from, and proceeds from the sale of, 459,161 shares, which is 6.3% of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005

/s/ Katherine C. Court
Katherine C. Court

THE KATHERINE CONRAD COURT TRUST

By:	/s/ Katherine C. Court
Katherine C. Court, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13G dated February 17, 2005 relating to the shares of common stock, $0.01 par value per share, of Conrad Industries, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ Katherine C. Court
Katherine C. Court

THE KATHERINE CONRAD COURT TRUST

By:	/s/ Katherine C. Court
Katherine C. Court, Trustee